EXHIBIT (a)(1)(A)

5225 Wiley Post Way, Suite,500
Salt Lake City, Utah 84116

OFFER TO PURCHASE FOR CASH UP TO 2,000,000 SHARES OF ITS COMMON STOCK AT A PURCHASE PRICE NOT GREATER THAN $5.00 OR LESS THAN $4.00 PER SHARE

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THE TENDER OFFER, PRORATION PERIOD, AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, EASTERN TIME, ON SEPTEMBER 16, 2008, UNLESS THE TENDER OFFER IS EXTENDED.

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ClearOne Communications, Inc., a Utah corporation (“CLRO,” the “Company,” “we” or “us”), hereby invites its shareholders to tender up to 2,000,000 shares of its Common Stock, par value $.001, to the Company at a price not greater than $5.00 or less than $4.00 per share in cash, less any applicable withholding taxes and without interest, as specified by tendering shareholders, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the “Tender Offer”).

We are offering to purchase up to 2,000,000 shares in the Tender Offer.  On the terms and subject to the conditions of the Tender Offer, we will determine a single per share price, not greater than $5.00 or less than $4.00 per share, net to the seller in cash, less any applicable withholding taxes and without interest, that we will pay for shares properly tendered and not properly withdrawn in the Tender Offer, taking into account the total number of shares tendered and the prices specified by tendering shareholders.  After the Tender Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered.  We will then select the lowest purchase price (in multiples of $0.05 above $4.00) within the price range specified above that will allow us to buy 2,000,000 shares.  If fewer shares are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.  All shares we acquire in the Tender Offer will be acquired at the same purchase price regardless of whether the shareholder tendered at a lower price.  We will purchase only shares properly tendered at prices at or below the purchase price we determine and not properly withdrawn.  However, because of the “odd lot” priority, proration and conditional tender provisions described in this Offer to Purchase, we may not purchase all of the shares tendered at or below the purchase price if more than the number of shares we seek are properly tendered and not properly withdrawn.  We will return shares tendered at prices in excess of the purchase price that we determine and shares that we do not purchase because of proration or conditional tenders to the tendering shareholders at our expense promptly after the Tender Offer expires.  See Section 3.

The Tender Offer is not conditioned upon any minimum number of shares being tendered.  The Tender Offer is, however, subject to certain other conditions.  See Section 6.

The shares are listed and traded on the Nasdaq Capital Market (“NASDAQ”) under the symbol “CLRO.”  On August 8, 2008, the last full trading day before the announcement of the Tender Offer, the reported closing price of the shares on Nasdaq was $3.74 per share.  Shareholders are urged to obtain current market quotations for the shares.  See Section 7.

The Board of Directors has approved the Tender Offer.  However, neither management nor the Board of Directors, nor the Depositary makes any recommendation to any shareholder as to whether to tender or refrain from tendering any shares.  Further, the Company has not authorized any person to make any recommendation on our behalf as to whether you should tender or refrain from tendering your shares.  You should carefully evaluate all information in the Tender Offer and consult your own investment and tax advisors.  You must decide whether to tender your shares and, if so, how many shares and at what purchase price(s) their shares should be tendered.  In doing so, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal.  The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Tender Offer.  See Section 10.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of this transaction or passed upon the merits or fairness of such transaction or passed upon the adequacy or accuracy of the information contained in this Offer to Purchase.  Any representation to the contrary is a criminal offense.

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IMPORTANT

Any shareholder wishing to tender all or any part of his or her Shares should either (a) complete and sign a Letter of Transmittal in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee or an Agent’s Message (as defined below) and any other required documents to American Stock Transfer & Trust Company (the “Depositary”), and either mail or deliver the stock certificates for such tendered Shares to the Depositary (with all such other documents) or tender such Shares pursuant to the procedure for book-entry delivery set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such shareholder.  Shareholders having shares registered in the name of a broker, dealer, commercial bank, trust company, or other nominee must contact that broker, dealer, commercial bank, trust company, or other nominee if they desire to tender their Shares.  Any shareholder that desires to tender shares and whose certificates for such shares cannot be delivered to the Depositary or that cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Tender Offer must tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3.

Shareholders must complete the Letter of Transmittal to affect a valid tender of Shares.

Additional copies of this Offer to Purchase, the Letter of Transmittal and other tender offer materials may be obtained from the Company and will be furnished at the Company’s expense.  Questions and requests for assistance may be directed to the Company at its address and telephone number set forth on the back cover of this Offer to Purchase.  Shareholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

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SUMMARY TERM SHEET

We are providing this summary term sheet for your convenience.  The Company is at times referred to as “we,” “our” or “us.”  We refer to the shares of our Common Stock as the “Shares.”  This summary term sheet highlights the material information in this Offer to Purchase, but you should realize that it does not describe all of the details of the Tender Offer to the same extent described in this Offer to Purchase.  We urge you to read the entire Offer to Purchase and the Letter of Transmittal because they contain the full details of the Tender Offer.  We have included references to the sections of this Offer to Purchase where you will find a more complete discussion where helpful.

Who is offering to purchase my shares?

ClearOne Communications, Inc. is offering to purchase your shares of CLRO common stock.

What will be the purchase price for the shares and what will be the form of payment?

We are conducting the Tender Offer through a procedure commonly called a modified “Dutch Auction.”

This procedure allows you to select the price within a price range specified by us at which you are willing to sell your shares.  The lowest price that may be specified is $4.00 per share.  The prices that may be specified increase in increments of $0.05 up to $5.00.

The price range for the Tender Offer is $4.00 to $5.00 per share.  After the Tender Offer expires, we will look at the prices chosen by shareholders for all of the shares properly tendered.  We will then select the lowest purchase price that will allow us to buy 2,000,000 shares. If fewer shares are properly tendered, we will select the lowest price that will allow us to buy all the shares that are properly tendered and not properly withdrawn.

All shares we purchase will be purchased at the same price, even if you have selected a lower price, but we will not purchase any shares above the purchase price determined in the Tender Offer.

If you wish to maximize the chance that your shares will be purchased, you should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer” indicating that you will accept the purchase price we determine.  If you agree to accept the purchase price determined in the Tender Offer, your shares will be deemed to be tendered at the minimum price of $4.00 per share.  You should understand that this election may lower the purchase price paid for all purchased shares in the Tender Offer and could result in your shares being purchased at the minimum price of $4.00 per share.

If your shares are purchased in the Tender Offer, we will pay you the purchase price in cash, less any applicable withholding taxes and without interest, promptly after the Tender Offer expires.  See Sections 1 and 5.  Under no circumstances will we pay interest on the purchase price, even if there is a delay in making payment.

How many shares is the Company offering to purchase in the Tender Offer?

We are offering to purchase up to 2,000,000 shares of our Common Stock, $0.001 par value, but may purchase less than that amount if less than 2,000,000 shares are tendered.  We may purchase up to 2,205,000 shares, and could purchase even more, subject to meeting legal requirements.  See Sections 1 and 14.  If fewer shares are properly tendered, we will purchase all shares that are properly tendered and not properly withdrawn.  If more than 2,000,000 shares are properly tendered and not properly withdrawn, we will purchase all shares tendered at or below the purchase price on a pro rata basis, except for “odd lots” (lots of less than 100 shares), which we will purchase on a priority basis, and except for each conditional tender whose condition was not met, which we will not purchase (except as described in Section 6).  The Tender Offer is not conditioned on any minimum number of shares being tendered, but is subject to certain other conditions.  See Section 6.

How will the Company pay for the shares?

We will pay for the shares tendered in the Tender Offer, as well as paying related fees and expenses, from our cash and investments.  See Section 8.

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How long do I have to tender my shares; can the Tender Offer be extended, amended, or terminated?

You may tender your shares until the Tender Offer expires.  The Tender Offer will expire at 12:00 midnight, eastern time, on September 16, 2008, unless extended (such date and time, as they may be extended, the “Expiration Date” and “Expiration Time,” respectively).  See Section 1.  If a broker, dealer, commercial bank, trust company or other nominee holds your shares, it is likely the nominee has established an earlier deadline for you to act to instruct the nominee to accept the Tender Offer on your behalf.  We urge you to contact your broker, dealer, commercial bank, trust company or other nominee to find out the nominee’s deadline.

We may choose to extend the Tender Offer at any time and for any reason, subject to applicable laws.  See Section 14.  We cannot assure you that we will extend the Tender Offer or indicate the length of any extension that we may provide.  If we extend the Tender Offer, we will delay the acceptance of any shares that have been tendered.  We can also amend the Tender Offer in our sole discretion or terminate the Tender Offer under certain circumstances.  See Section 14.

How will I be notified if the Company extends the Tender Offer or amends the terms of the Tender Offer?

If we extend the Tender Offer, we will issue a press release announcing the extension and the new Expiration Time by 9:00 a.m., eastern time, on the next business day after the previously scheduled Expiration Time.  We will announce any amendment to the Tender Offer by making a public announcement of the amendment.  See Section 14.

Once I have tendered my shares, can I withdraw my tender?

After you have tendered your shares, you may change your mind and not sell your shares if you properly notify the depository before the expiration date.  To properly withdraw shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw the shares.  See Section 4.

How do I tender my shares?

1) You must properly complete and duly execute the Letter of Transmittal and deliver it with your share certificate(s) to the depositary at the address appearing on the back cover page of this document; or
2) The depositary must receive a confirmation of receipt of your shares by book-entry transfer and a properly completed and duly executed Letter of Transmittal; or
3) You must comply with the guaranteed delivery procedure.

See Section 3 and the instructions for the Letter of Transmittal.

What is the purpose of the Tender Offer?

In determining to proceed with the Tender Offer, management and our Board of Directors have reviewed our use of cash and investment balances, cash flows from operations and potential investments for, among other things, research and development and capital expenditures, acquisitions, strategic investments, dividends and share repurchases, and a variety of alternatives for using our available financial resources.  The Board of Directors considered, with the assistance of management, our free cash flow, financial position and dividend policy, and the market price of our Common Stock, as well as our operations, strategy and expectations for the future.  See Section 2.

The Board of Directors believes that the modified “Dutch Auction” tender offer set forth in this Offer to Purchase represents a mechanism to provide all of our shareholders with the opportunity to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect.  The Tender Offer provides shareholders (particularly those that, because of the size of their shareholdings, might not be able to sell their shares without potential disruption to the share price) with an opportunity to obtain liquidity with respect to all or a portion of their shares, without potential disruption to the share price and the usual transaction costs associated with market sales.  In addition, if we complete the Tender Offer, shareholders that do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in CLRO.

The Tender Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.  Furthermore, odd lot holders that hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Tender Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares.  See Sections 8 and 9.

What are the significant conditions to the Tender Offer?

Our obligation to accept and pay for your tendered shares depends upon a number of conditions that must be satisfied or waived prior to the Expiration Time, including, but not limited to:

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  •   no legal action shall have been instituted, threatened, or been pending that challenges the Tender Offer or seeks to impose limitations on our ability (or any affiliate of ours) to acquire or hold or to exercise full rights of ownership of the shares;

  •   no general suspension of trading in, or general limitation on prices for, or trading in, securities on any national securities exchange or in the over-the-counter markets in the United States or the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States shall have occurred;

  •   no changes in the general political, market, economic or financial conditions, domestically or internationally, that are reasonably likely to materially and adversely affect our business or the trading in the shares shall have occurred;

  •   no commencement or escalation of war, armed hostilities or other similar national or international calamity, directly or indirectly involving the United States, shall have occurred;

  •   no decrease of more than 10% in the market price for the shares or in the Dow Jones Industrial Average, NASDAQ Composite Index or the S&P 500 Composite Index shall have occurred;

  •   no tender or exchange offer (other than this Tender Offer), merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, shall have commenced or have been proposed, announced or made by any person or have been publicly disclosed;

  •   no person (including a group) shall have acquired, or publicly announced its proposal to acquire, beneficial ownership of more than 5% of the outstanding shares (other than anyone that publicly disclosed such ownership in a filing with the Securities and Exchange Commission (the “SEC”) on or before August 18, 2008);

  •   no change in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, taken as a whole, shall have occurred that has or is reasonably likely to have a materially adverse effect on us, our subsidiaries and our affiliates, taken as a whole; and

  •   we shall not have determined that as a result of the consummation of the Tender Offer and the purchase of shares that there will be a reasonable likelihood that the shares either (1) will be held of record by less than 300 persons or (2) will be delisted from NASDAQ or be eligible for deregistration under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Tender Offer also is subject to other conditions described in greater detail in Section 6.

Following the Tender Offer, will the Company continue as a public company?

Yes.  The completion of the Tender Offer in accordance with its terms and conditions will not cause the Company to be delisted from NASDAQ or to stop being subject to the periodic reporting requirements of the Exchange Act.

How do holders of vested stock options and vested stock awards participate in the Tender Offer?

If you hold vested but unexercised options to purchase shares, you may exercise such options in accordance with the terms of the applicable stock option plan or plans and tender the shares received upon such exercise in accordance with the Tender Offer.  An exercise of an option cannot be revoked for any reason even if shares received upon the exercise thereof and tendered in the Tender Offer are not purchased in the Tender Offer.  See Section 3.

What happens if more than 2,000,000 shares are tendered at or below the purchase price?

If more than 2,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law) are properly tendered at or below the purchase price and not properly withdrawn prior to the Expiration Time, we will purchase shares as follows:

  •   first, all “odd lots” of less than 100 shares from holders that properly tender all of their shares at or below the purchase price determined in the Tender Offer and that do not properly withdraw them before the Expiration Time;

  •   second, from all other shareholders that properly tender shares at or below the purchase price determined in the Tender Offer and that do not properly withdraw them before the Expiration Time, on a pro rata basis (except for shareholders that tendered shares conditionally for which the condition was not satisfied); and

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  •   third, only if necessary to permit us to purchase 2,000,000 shares (or such greater number of shares as we may elect to accept for payment, subject to applicable law), from holders that have tendered shares at or below the purchase price determined in the Tender Offer conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible.  To be eligible for purchase by random lot, shareholders whose shares are conditionally tendered must have tendered all of their shares.

Because of the “odd lot” priority, proration and conditional tender provisions described above, we may not purchase all of the shares that you tender even if you tender them at or below the purchase price.  See Section 1.

If I own fewer than 100 shares and I tender all of my shares, will I be subject to proration?

If you own beneficially of record fewer than 100 shares in the aggregate, you properly tender all of these shares at or below the purchase price and do not properly withdraw them before the Expiration Time, and you complete the section entitled “Odd Lots” in the Letter of Transmittal and, if applicable, in the Notice of Guarantee Delivery, we will purchase all of your shares without subjecting them to the proration procedure.  See Section 1.

Has the Company or its Board of Directors adopted a position on the Tender Offer?

Our Board of Directors has approved the Tender Offer.  However, neither we nor our Board of Directors, nor the Depositary are making any recommendation to you as to whether you should tender or refrain from tendering your shares or as to the purchase price or purchase prices at which you may choose to tender your shares.  You must make your own decision whether to tender your shares and, if so, how many shares to tender and the purchase price or purchase prices at which your shares should be tendered.  In so doing, you should read carefully the information in this Offer to Purchase and in the Letter of Transmittal.  See Section 2.

Do the directors and executive officers of the Company intend to tender their shares in the Tender Offer?

Our Board and executive officers have advised us that they do not intend to tender any of their shares in the Tender Offer.  Accordingly, if we complete the Tender Offer, the proportional holdings of our directors and executive officers will increase.  However, our directors and executive officers may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Tender Offer.  See Section 10.

If I decide not to tender, how will the Tender Offer affect my shares?

Shareholders that choose not to tender their shares will own a greater percentage interest in our outstanding Common Stock following consummation of the Tender Offer.  See Section 2.

What is the recent market price of my shares?

On August 8, 2008, the last full trading day before the announcement of the Tender Offer, the reported closing price of the shares on NASDAQ was $3.74 per share.  You are urged to obtain current market quotations for the shares before deciding whether and at what price or prices to tender your shares.  See Section 7.

When will the Company pay for the shares I tender?

We will pay the purchase price, net to the seller in cash, less any applicable withholding tax and without interest, for the shares we purchase promptly after the expiration of the Tender Offer.  We do not expect, however, to announce the results of proration and begin paying for tendered shares until up to ten business days after the expiration of the Tender Offer.  See Section 5.

What are the United States federal income tax consequences if I tender my shares?

Generally, if you are a U.S. Holder (as defined in Section 13), you will be subject to United States federal income taxation when you receive cash from the Company in exchange for the shares you tender in the Tender Offer.  Depending on your particular circumstances, you will be treated as either (i) recognizing capital gain or loss from the disposition of your shares or (ii) receiving a dividend distribution from the Company.  See Section 13.  If you are a foreign shareholder (as defined in Section 13), you may be subject to withholding at a rate of 30% on payments received pursuant to the Tender Offer.  You may also be subject to tax in other jurisdictions on the disposal of shares.

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If you are a U.S. Holder, you should complete the Substitute Form W-9 included in your Letter of Transmittal.  Any tendering shareholder or other payee that fails to complete, sign and return to the Depositary the Substitute Form W-9 included in the Letter of Transmittal (or such other Internal Revenue Service (“IRS”) form as may be applicable) may be subject to United States backup withholding.  Such withholding would be equal to 28% of the gross proceeds paid to the shareholder or other payee pursuant to the Tender Offer.  Different rules on filings in respect of withholding of tax apply to foreign shareholders.  See Section 3.

All shareholders should review the discussion in Sections 3 and 13 regarding tax issues and consult their tax advisor regarding the tax effects of a tender of shares.

Will I have to pay stock transfer tax if I tender my shares?

We will pay all stock transfer taxes unless payment is made to, or if shares not tendered or accepted for payment are to be registered in the name of, someone other than the registered holder, or tendered certificates are registered in the name of someone other than the person signing the Letter of Transmittal. See Section 5.

What is proration and how would it apply?

Proration will not occur unless the total number of shares tendered is more than 2,000,000. Proration is calculating your proportion of the total shares tendered when the total is greater than the number of shares we actually purchase. First, we subtract the number of odd lot shares from the total shares tendered. Then we divide the number of shares you tendered by the adjusted total to get your pro rata proportion. We then multiply your pro rata proportion by the total number of shares we actually purchase to calculate your proration, which is the adjusted number of shares that we buy from you. See Sections 1 and 5.

What is an Odd Lot?

An odd lot is a number of shares less than 100.

Does the Company intend to repurchase any shares other than pursuant to the Tender Offer during or after the Tender Offer?

Rule 13e-4(f) under the Exchange Act prohibits us from purchasing any shares, other than in the Tender Offer, until at least 10 business days after the Expiration Time.  Accordingly, any additional purchases outside the Tender Offer may not be consummated until at least 10 business days after the Expiration Time.  See Section 16.

Will I have to pay brokerage commissions if I tender my shares?

If you are a registered shareholder and you tender your shares directly to the depositary, you will not incur any brokerage commissions.  If you hold your shares through a broker or a bank, we urge you to consult your broker or bank to determine whether they charge applicable transaction costs.  See Section 15.

Are there any special conditions to the Tender Offer?

Yes.  The Tender Offer is subject to conditions such as the absence of court and governmental action prohibiting the Tender Offer, and changes in general market conditions or CLRO’s business that, in our judgment, may be materially adverse.  See Section 6.

Whom can I talk to if I have questions?

Please contact the depository or Greg LeClaire, CFO, at the Company.  There contact information is listed on the last page of this document.  If you own your shares through a broker, he or she should be able to assist you as well.

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CAUTIONARY NOTE ON FORWARD-LOOKING STATEMENTS

This Offer to Purchase and the documents incorporated herein by reference include certain “forward-looking statements.”  These forward-looking statements generally are identified by the words “believes,” “project,” “expects,” “anticipates,” “estimates,” “intends,” “strategy,” “plan,” “may,” “will likely result,” and similar expressions.  Forward-looking statements are based on current expectations and assumptions that are subject to risks and uncertainties which may cause actual results to differ materially from the forward-looking statements.

In addition, please refer to our Quarterly Reports on Form 10-Q for the fiscal quarters ended March 31, 2008, December 31, 2007, and September 30, 2007 and our Annual Report on Form 10-K for the fiscal year ended June 30, 2007, in each case as filed with the SEC, for additional information on risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements or that may otherwise impact us and our business.  See Section 9.  Notwithstanding anything in this Offer to Purchase, the Letter of Transmittal or any document incorporated by reference into this Offer to Purchase, the safe harbor protections of the Private Securities Litigation Reform Act of 1995 do not apply to statements made in connection with a tender offer.

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INTRODUCTION

ClearOne Communications, Inc., a Utah corporation (the “Company”), hereby invites its shareholders to tender up to 2,000,000 shares of its common stock, par value $.001 (hereinafter referred to as the “Shares”), to the Company at a price not greater than $4.00 nor less than $5.00 per Share, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal (which together constitute the “Tender Offer”).

The Company will, upon the terms and subject to the conditions of the Tender Offer, purchase 2,000,000 Shares (or such lesser number of Shares as are validly tendered and not withdrawn) pursuant to the Tender Offer.  The Company will pay the Purchase Price for all Shares validly tendered, and not withdrawn, upon the terms and subject to the conditions of the Tender Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions.  Certificates representing Shares not purchased because of proration will be returned at the Company’s expense.  The Company reserves the right, in its sole discretion, to purchase more than 2,000,000 Shares pursuant to the Tender Offer.  See Section 14.

This Offer is not conditioned upon any minimum number of Shares being tendered in the Tender Offer.  The Tender Offer is, however, subject to certain other conditions.  See Section 6.

The Board of Directors of the Company has approved the Tender Offer.  However, neither the Company nor its Board of Directors makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares.  Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what purchase price(s) his or her shares should be tendered.  The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Tender Offer.  See Section 10.

In determining to proceed with the Tender Offer, management and our Board of Directors have reviewed our cash and investment balances, cash flows from operations and investments for, among other things, research and development and capital expenditures, acquisitions, strategic investments, dividends and share repurchases, and a variety of alternatives for using our available financial resources.  The Board of Directors considered, with the assistance of management, our free cash flow, financial position and dividend policy, and the market price of our Common Stock, as well as our operations, strategy and expectations for the future.  See Section 2.

The Board of Directors believes that the share repurchase would demonstrate to the Company’s shareholders the Company’s confidence in its business.  Additionally, a significant tender offer provides a mechanism for all of our shareholders to tender all or a portion of their shares and, thereby, receive a return of some or all of their investment if they so elect.  Finally, shareholders that do not participate in the Tender Offer will automatically increase their relative percentage ownership interest in CLRO.

The Tender Offer also provides our shareholders with an efficient way to sell their shares without incurring broker’s fees or commissions associated with open market sales.  Furthermore, odd lot holders that hold shares registered in their names and tender their shares directly to the Depositary and whose shares are purchased pursuant to the Tender Offer will avoid any applicable odd lot discounts that might be payable on sales of their shares.

THE TENDER OFFER

1.	Number of Shares; Price; Proration

Upon the terms and subject to the conditions of the Tender Offer, the Company will purchase 2,000,000 Shares or such lesser number of Shares as are validly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at a price not greater than $4.00 nor less than $5.00 per Share.  The term “Expiration Date” means midnight, eastern time, on Tuesday, September 16, 2008, unless and until the Company, in its sole discretion, shall have extended the period during which the Tender Offer will remain open, in which event the term “Expiration Date” shall refer to the latest time and date at which the Tender Offer, as so extended by the Company, shall expire.  See Section 14 for a description of the Company’s right to extend, delay, terminate, or amend the Tender Offer.  The Company reserves the right, in its sole discretion, to purchase more than 2,000,000 Shares pursuant to the Tender Offer.  In accordance with applicable regulations of the Securities and Exchange Commission (the “SEC”), the Company may purchase pursuant to the Tender Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Tender Offer.  See Section 14.  In the event of an over-subscription of the Tender Offer as described below, Shares tendered prior to the Expiration Date will be eligible for proration, except for Odd Lots as explained below.  The proration period also expires on the Expiration Date.

The Tender Offer is not conditioned upon any minimum number of Shares being tendered in the Tender Offer.  The Tender Offer is, however, subject to certain other conditions.  See Section 6.

The Company will pay the Purchase Price for all Shares validly tendered prior to the Expiration Date, upon the terms and subject to the conditions of the Tender Offer, the procedure pursuant to which Shares will be accepted for payment and the proration provisions.  All Shares tendered and not purchased pursuant to the Tender Offer, including Shares not purchased because of proration, will be returned to the tendering shareholders at the Company’s expense as promptly as practicable following the Expiration Date.  The Company reserves the right, in its sole discretion, to purchase more than 2,000,000 Shares pursuant to the Tender Offer.  See Section 14.

Priority of Purchases

Upon the terms and subject to the conditions of the Tender Offer, if more than 2,000,000 Shares (or such greater number of Shares as the Company may elect to purchase pursuant to the Tender Offer) have been validly tendered and not withdrawn, the Company will purchase validly tendered and not withdrawn Shares on the basis set forth below:

(a)  first, all Shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder (as defined below) that:

(1)  tenders all Shares beneficially owned by such Odd Lot Holder (tenders of fewer than all Shares owned by such shareholder will not qualify for this preference); and

(2)  completes the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery; and

(b)  second, after purchase of all of the foregoing Shares, all Shares tendered and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional Shares) as described below.

Odd Lots

For purposes of the Tender Offer, the term “Odd Lots” shall mean all Shares validly tendered prior to the Expiration Date and not withdrawn by any person that owned beneficially as of the close of business on August 18, 2008, and continues to own beneficially as of the Expiration Date, an aggregate of fewer than 100 Shares (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery) (an “Odd Lot Holder”).  As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered Shares.  In order to qualify for this preference, an Odd Lot Holder must tender all such Shares in accordance with the procedures described in Section 3.  This preference is not available for partial tenders or to the beneficial holders of an aggregate of 100 or more Shares, even if such holders have separate accounts or certificates representing fewer than 100 Shares.  By accepting the Tender Offer, an Odd Lot Holder would not only avoid the payment of brokerage commissions but also would avoid any applicable odd lot charges in a sale of such holder’s Shares.  Any Odd Lot Holder wishing to tender all of such shareholder’s Shares should complete the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery.

The Company also reserves the right, but will not be obligated, to purchase all Shares duly tendered by any shareholder that tendered all shares owned beneficially and that, as a result of proration, would then own beneficially an aggregate of fewer than 100 Shares.  If the Company exercises this right, it will increase the number of Shares that it is offering to purchase by the number of
Shares purchased through the exercise of such right.

Proration

In the event that proration of tendered Shares is required, the Company will determine the proration factor as soon as practicable following the Expiration Date.  Proration for each shareholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of Shares tendered by such shareholder (and not withdrawn) to the total number of Shares tendered by all shareholders, other than Odd Lot Holders (and not withdrawn).  Because of the difficulty in determining the number of Shares properly tendered (including Shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor and commence payment for any Shares purchased pursuant to the Tender Offer until approximately seven NASDAQ trading days after the Expiration Date.  The preliminary results of any proration will be announced by press release as promptly as practicable after the Expiration Date.  Shareholders may obtain such preliminary information from the Depositary or the Company and may be able to obtain such information from their brokers.

As described in Section 13, the number of Shares that the Company will purchase from a shareholder may affect the United States federal income tax consequences to the shareholder of such purchase and therefore may be relevant to a shareholder’s decision whether to tender Shares.  The Letter of Transmittal affords each tendering shareholder the opportunity to designate the order of priority in which Shares tendered is to be purchased in the event of proration.

This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company’s shareholder list or, if applicable, that are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

2.	Purpose of the Tender Offer; Certain Effects of the Tender Offer

The following discussion contains forward-looking statements that involve risks and uncertainties.  The Company’s actual results may differ materially from the results discussed in the forward-looking statements.  Factors that might cause such a difference include, but are not limited to, the matters discussed below as well as the factors described in the Company’s filings with the SEC.

The purpose of the Tender Offer is to allow those shareholders desiring to receive cash for all or a portion of their shares an opportunity to do so at a premium over the recent trading prices for the shares.  The Tender Offer provides shareholders that are considering a sale of all or a portion of their shares with the opportunity to sell their Shares for cash, without the usual transaction costs associated with market sales.  In addition, shareholders owning fewer than 100 Shares whose Shares are purchased pursuant to the Tender Offer not only will avoid the payment of brokerage commissions but also will avoid any applicable odd lot charges payable on a sale of their Shares.  In addition, the Tender Offer gives shareholders the opportunity to sell at prices greater than market prices prevailing prior to announcement of the Tender Offer.  The Tender Offer also allows shareholders to sell a portion of their Shares while retaining a continuing equity interest in CLRO.

The Company’s Board believes that the Tender Offer is in the best interests of CLRO and its shareholders.  The Company believes that the Tender Offer will be accretive to earnings per share (on both a basic and a diluted basis) in the Company’s fiscal year ending June, 30 2009, but there can be no assurance to that effect.  Shareholders that determine not to accept the Tender Offer will increase their proportionate interest in the Company and thus in the Company’s future earnings, subject to the Company’s right to issue additional shares and other equity securities in the future.

The Board has determined that the Company’s financial condition and outlook and current market conditions, including recent trading prices of the shares, make this an attractive time to repurchase a significant portion of the outstanding shares.  In determining to proceed with the Tender Offer, management and our Board of Directors have reviewed our use of cash and investment balances, cash flows from operations and investments for, among other things, research and development and capital expenditures, acquisitions, strategic investments, dividends and share repurchases, and a variety of alternatives for using our available financial resources.  The Board of Directors considered, with the assistance of management, our free cash flow, financial position and dividend policy, and the market price of our Common Stock, as well as our operations, strategy and expectations for the future.  After considering the alternatives, the Board believes the Company’s own shares are the most attractive investment available to it at this time, and the limited availability of CLRO shares for sale on the open market makes a tender offer the most practical way to repurchase a significant portion of the Company’s shares.  After the Tender Offer is completed, the Company believes that its financial condition and outlook for favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing investments in research and development.

The magnitude of the purchase of shares in the Tender Offer is substantial.  The Board took into account that, if the Tender Offer were fully subscribed, the Tender Offer would have the effect of reducing the outstanding shares by approximately 20% at an aggregate cost of up to approximately $10 million.

Shares that the Company acquires pursuant to the Tender Offer will become authorized but unissued Shares and will be available for reissuance by the Company without further shareholder action (except as may be required by applicable law or the rules of NASDAQ or any securities exchange on which the Shares are listed).  Subject to applicable state laws and rules of NASDAQ, such Shares could be issued without shareholder approval for, among other things, acquisitions, the raising of additional capital for use in the Company’s business, stock dividends or in connection with stock option plans and other plans, or a combination thereof.

The Company may in the future purchase additional Shares on the open market, in private transactions, through tender offers or otherwise.  Any such purchases may be on the same terms as, or on terms that are more or less favorable to shareholders than, the terms of the Tender Offer.  However, Rule 13e-4 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), generally prohibits the Company and its affiliates from purchasing any Shares, other than pursuant to the Tender Offer, until at least ten business days after the expiration or termination of the Tender Offer.  Any possible future purchases by the Company will depend on several factors including, without limitation, the ability of the Company to make such purchases with cash or investment balances or under its financing agreements in effect at the time, the market price of the Shares, the results of the Tender Offer, the Company’s business and financial position and general economic and market conditions.

The Tender Offer will reduce our “public float” (the number of shares owned by non-affiliate shareholders and available for trading in the securities markets) and is likely to reduce the number of our shareholders.

The Board of the Company has approved the Tender Offer.  However, neither the Company nor its Board makes any recommendation to shareholders as to whether to tender or refrain from tendering their Shares or the price or prices at which tendered shares should be tendered.  Each shareholder must make the decision whether to tender Shares and, if so, how many Shares and at what purchase price(s) their Shares should be tendered.  The Tender Offer to purchase is being made to all holders of Shares, including officers, directors, and affiliates of the Company.

3.	Procedures for Tendering Shares

Proper Tender of Shares.  For Shares to be validly tendered pursuant to the Tender Offer, (a) the certificates for such Shares (or confirmation of receipt of such Shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal including any required signature guarantees or an Agent’s Message (as defined below) and any other documents required by the Letter of Transmittal, must be received prior to MIDNIGHT, eastern time, on the Expiration Date by the Depositary at its address set forth in this Offer to Purchase or (b) the tendering shareholder must comply with the guaranteed delivery procedure set forth below.

In addition, Odd Lot Holders that tender such Shares must complete the box captioned “Odd Lots” on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1.

In accordance with Instruction 5 of the Letter of Transmittal, each shareholder desiring to tender shares pursuant to the Tender Offer must either (i) check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer,” in which case you will be deemed to have tendered your shares at the minimum price of $4.00 per share (YOU SHOULD UNDERSTAND THAT THIS ELECTION MAY LOWER THE PURCHASE PRICE PAID FOR ALL PURCHASED SHARES IN THE TENDER OFFER AND COULD RESULT IN THE TENDERED SHARES BEING PURCHASED AT THE MINIMUM PRICE OF $4.00 PER SHARE) or (ii) check one, and only one, of the boxes corresponding to the price at which shares are being tendered in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder.” A tender of shares will be proper if one, and only one, of these boxes is checked on the Letter of Transmittal.

If tendering shareholders wish to maximize the chance that their shares will be purchased, they should check the box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined in the Tender Offer.”  If tendering shareholders wish to indicate a specific price at which their shares are being tendered, they must check the applicable price box in the section of the Letter of Transmittal captioned “Shares Tendered at Price Determined by Shareholder.”  Tendering shareholders should be aware that this election could mean that none of their shares will be purchased if the price selected by the shareholder is higher than the purchase price eventually determined in the Tender Offer after the Expiration Time.

A shareholder that wishes to tender shares at more than one price must complete a separate Letter of Transmittal for each price at which shares are being tendered.  The same shares cannot be tendered (unless previously properly withdrawn in accordance with the terms of the Tender Offer) at more than one price.  In order to withdraw, shareholders that tendered at multiple prices pursuant to multiple Letters of Transmittal must comply with the procedures set forth in Section 4.

We urge shareholders that hold shares through brokers or banks to consult the brokers or banks to determine whether transaction costs are applicable if they tender shares through the brokers or banks and not directly to the Depositary.

Shareholders also can specify the order in which we will purchase the specified portions in the event that, as a result of the proration provisions or otherwise, we purchase some but not all of the tendered shares pursuant to the Tender Offer.  In the event a shareholder does not designate the order and fewer than all shares are purchased due to proration, the Depositary will select the order of shares purchased.

Signature Guarantees and Method of Delivery.  No signature guarantee is required if (i) the Letter of Transmittal is signed by the registered holder(s) of the Shares (which term, for purposes of this Section 3, shall include any participant in The Depositary Trust Company (the “Book-Entry Transfer Facility”) whose name appears on a security position listing as the owner of the Shares) tendered therewith and such holder(s) have not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or (ii) Shares are tendered for the account of a member firm of a registered national securities exchange, including the New York Stock Exchange (NYSE) or a commercial bank or trust company (not a savings bank or a savings and loan association) having an office, branch or agency in the United States (each such entity being hereinafter referred to as an “Eligible Institution”). See Instruction 1 of the Letter of Transmittal. In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. If a certificate for Shares is registered in the name of a person other than the person executing a Letter of Transmittal, or if payment is to be made, or Shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case signed exactly as the name of the registered holder appears on the certificate or stock power guaranteed by an Eligible Institution.

In all cases, payment for Shares tendered and accepted for payment pursuant to the Tender Offer will be made only after timely receipt by the Depositary of certificates for such Shares (or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above), a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal.

The method of delivery of all documents, including certificates for Shares, the Letter of Transmittal and any other required documents, is at the election and risk of the tendering shareholder.  If delivery is by mail, then registered mail with return receipt requested, properly insured, is recommended.  In all cases sufficient time should be allowed to assure timely delivery.

Book-Entry Delivery.  The Depositary will establish an account with respect to the Shares for purposes of the Tender Offer at the Book-Entry Transfer Facility within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the Book-Entry Transfer Facility’s system may make book-entry delivery of the Shares by causing such Facility to transfer Shares into the Depositary’s account in accordance with such Book-Entry Transfer Facility’s procedures for transfer.  Although delivery of Shares may be effected through a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, either (i) a properly completed and duly executed Letter of Transmittal with any required signature guarantees or an Agent’s Message, and any other required documents must, in any case, be transmitted to and received by the Depositary at its address set forth on the back cover of this Offer to Purchase prior to the Expiration Date, or (ii) the guaranteed delivery procedure described below must be followed. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to herein as “confirmation of a book-entry transfer.”  Delivery of documents to the book-entry transfer facility does not constitute delivery to the Depositary.

The term “Agent’s Message” means a message transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a confirmation of a book-entry transfer that states that such Book-Entry Transfer Facility has received an express acknowledgment from the participant in such Book-Entry Transfer Facility tendering the Shares that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Company may enforce such agreement against the participant.

Guaranteed Delivery.  Shareholders whose Share certificates are not immediately available, that cannot deliver their Shares and all other required documents to the Depositary or that cannot complete the procedure for delivery by book-entry transfer prior to the Expiration Date must tender their Shares pursuant to the guaranteed delivery procedure set forth in this Section 3.  Pursuant to such procedure: (i) such tender must be made by or through an Eligible Institution, (ii) a properly completed and duly executed Notice of Guaranteed Delivery substantially in the form provided by the Company (with any required signature guarantees) must be received by the Depositary prior to the Expiration Date, and (iii) the certificates for all physically delivered Shares in proper form for transfer by delivery, or a confirmation of a book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility of all Shares delivered electronically, in each case together with a properly completed and duly executed Letter of Transmittal and any other documents required by this Letter of Transmittal, must be received by the Depositary within three NASDAQ trading days after the date the Depositary receives such Notice of Guaranteed Delivery.

United States Federal Income Tax Withholding.  Under the United States federal income tax backup withholding rules, unless an exemption applies under the applicable law and regulations, the applicable withholding rate of the gross proceeds payable to a shareholder or other payee pursuant to the Tender Offer must be withheld and remitted to the United States Treasury, unless the shareholder or other payee provides its taxpayer identification number (employer identification number or social security number) to the Depositary and certifies that such number is correct. Therefore, each tendering shareholder must complete and sign the Substitute Form W-9 included as part of the Letter of Transmittal so as to provide the information and certification necessary to avoid backup withholding, unless such shareholder otherwise establishes to the satisfaction of the Depositary that it is not subject to backup withholding.  Certain shareholders (including, among others, all corporations and certain foreign shareholders) are not subject to these backup withholding requirements.  To prevent possible erroneous backup withholding, an exempt holder must enter its correct taxpayer identification number in Part 1 of Substitute Form W-9, certify that such shareholder is not subject to backup withholding in Part 2 of such form, and sign and date the form.  See the Guidelines for Certification of Taxpayer Identification Number of Substitute Form W-9 enclosed with Letter of Transmittal for additional instructions.  In order for a foreign shareholder to qualify as an exempt recipient, a foreign shareholder must submit a statement, generally IRS Form W-8BEN, signed under penalties of perjury, attesting to that shareholder’s exempt status.  Such statements may be obtained from the Depositary.  See Instruction 2 of the Letter of Transmittal.  Shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding.

To prevent United States federal income tax backup withholding at the applicable withholding rate of the gross payments made to shareholders for Shares purchased pursuant to the Tender Offer, each shareholder that does not otherwise establish an exemption from such withholding must provide the Depositary with the shareholder’s correct taxpayer identification number and provide certain other information by completing the substitute Form W-9 included with the Letter of Transmittal.

For a discussion of certain United States federal income tax consequences to tendering shareholders, see Section 13.

Withholding for Foreign Shareholders.  Gross proceeds payable pursuant to the Tender Offer to a foreign shareholder or its agent will be subject to withholding of United States federal income tax at a rate of 30%, unless the Depositary determines that a reduced rate of withholding is applicable pursuant to a tax treaty or that an exemption from withholding is applicable because such gross proceeds are effectively connected with the conduct of a trade or business within the United States and, in either case, the foreign shareholder provides the appropriate certification, as described below. For this purpose, a foreign shareholder is any shareholder that is not for United States federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if either: (1) a United States court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (2) a trust has a valid election in effect to be treated as a United States person under applicable treasury regulations.

A foreign shareholder may be eligible to file for a refund of such tax or a portion of such tax withheld if such shareholder meets the “complete termination,” “substantially disproportionate” or “not essentially equivalent to a dividend” tests described in Section 13 or if such shareholder is entitled to a reduced rate of withholding pursuant to a tax treaty and we withheld at a higher rate.  In order to obtain a reduced rate of withholding under a tax treaty, a foreign shareholder must deliver to the Depositary before payment a properly completed and executed IRS Form W-8BEN claiming such an exemption or reduction.  Such forms can be obtained from the Depositary.  In order to claim an exemption from withholding on the grounds that gross proceeds paid pursuant to the Tender Offer are effectively connected with the conduct of a trade or business within the United States, a foreign shareholder must deliver to the Depositary a properly completed and executed IRS Form W-8ECI claiming such exemption.  Such forms can be obtained from the Depositary.  See Instruction 2 of the Letter of Transmittal.  Backup withholding generally will not apply to amounts subject to the 30% or a treaty-reduced rate of withholding.  Foreign shareholders are urged to consult their own tax advisors regarding the application of United States federal income tax withholding, including eligibility for a withholding tax reduction or exemption and the refund procedure.

Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects.  All questions as to the number of Shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties.  The Company reserves the absolute right to reject any or all tenders of any Shares that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful.  The Company also reserves the absolute right to waive any of the conditions of the Tender Offer or any defect or irregularity in any tender with respect to any particular Shares or any particular shareholder.  No tender of Shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering shareholder or waived by the Company.  None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

Tendering Shareholder’s Representation and Warranty; Company’s Acceptance Constitutes an Agreement.  A tender of Shares pursuant to any of the procedures described above will constitute the tendering shareholder’s acceptance of the terms and conditions of the Tender Offer, as well as the tendering shareholder’s representation and warranty to the Company that (a) such shareholder has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated by the SEC under the Exchange Act and (b) the tender of such Shares complies with Rule 14e-4.  It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender Shares for such person’s own account unless, at the time of tender and at the end of the proration period or period during which Shares are accepted by lot (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (x) Shares tendered or (y) other securities convertible into or exchangeable or exercisable for the Shares tendered and will acquire such Shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such Shares in accordance with the terms of the Tender Offer.  Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.  The Company’s acceptance for payment of Shares tendered pursuant to the Tender Offer will constitute a binding agreement between the tendering shareholder and the Company upon the terms and conditions of the Tender Offer.

Certificates for Shares, together with a properly completed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be delivered to the Depositary and not to the Company.  Any such documents delivered to the Company will not be forwarded to the Depositary and therefore will not be deemed to be validly tendered.

4.	Withdrawal Rights

Except as this Section 4 otherwise provided, tenders of shares are irrevocable.  You may withdraw shares that you have previously tendered in the Tender Offer according to the procedures described below at any time prior to the Expiration Time for all shares.  You may also withdraw your previously tendered shares at any time after 12:00 midnight, eastern time, on October 14, 2008, unless such shares have been accepted for payment as provided in the Tender Offer.

For a withdrawal to be effective, a notice of withdrawal must be in written form and must be received prior to the Expiration Date by the Depositary at its address set forth on the back cover of this Offer to Purchase.  Any such notice of withdrawal must specify the name of the tendering shareholder, the name of the registered holder (if different from that of the person that tendered such Shares), the number of Shares tendered, and the number of Shares to be withdrawn.  If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering shareholder must also submit the serial numbers shown on the particular certificates for Shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of Shares tendered by an Eligible Institution).

If Shares have been tendered pursuant to the procedure for book-entry transfer set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the procedures of such facility.  All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.  None of the Company, the Depositary, or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice.

Withdrawals may not be rescinded, and any Shares withdrawn will thereafter be deemed not tendered for purposes of the Tender Offer unless such withdrawn Shares are validly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

If the Company extends the Tender Offer, is delayed in its purchase of Shares or is unable to purchase Shares pursuant to the Tender Offer for any reason, then, without prejudice to the Company’s rights under the Tender Offer, the Depositary may, subject to applicable law, retain tendered Shares on behalf of the Company, and such Shares may not be withdrawn except to the extent tendering shareholders are entitled to withdrawal rights as described in this Section 4.

5.	Purchase of Shares and Payment of Purchase Price

Upon the terms and subject to the conditions of the Tender Offer, as promptly as practicable following the Expiration Date, the Company will accept for payment and pay for (and thereby purchase) Shares validly tendered and not withdrawn prior to the Expiration Date.  For purposes of the Tender Offer, the Company will be deemed to have accepted for payment (and therefore purchased) Shares that are tendered and not withdrawn (subject to the proration provisions of the Tender Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such Shares for payment pursuant to the Tender Offer.  In accordance with applicable regulations of the SEC, the Company may purchase pursuant to the Tender Offer an additional amount of Shares not to exceed 2% of the outstanding Shares without amending or extending the Tender Offer.  If (i) the Company increases or decreases the price to be paid for the Shares or the number of Shares being sought in the Tender Offer and, in the event of an increase in the number of Shares being sought, such increase exceeds 2% of the outstanding Shares, and (ii) the Tender Offer is scheduled to expire at any time earlier than the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 14, the Tender Offer will be extended until the expiration of such period of ten business days.

Upon the terms and subject to the conditions of the Tender Offer, the Company will purchase and pay for all of the Shares accepted for payment pursuant to the Tender Offer as soon as practicable after the Expiration Date.  In all cases, payment for Shares tendered and accepted for payment pursuant to the Tender Offer will be made promptly (subject to possible delay in the event of proration) but only after timely receipt by the Depositary of certificates for Shares (or of a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility), a properly completed and duly executed Letter of Transmittal and any other required documents.

The Company will pay for Shares purchased pursuant to the Tender Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering shareholders for the purpose of receiving payment from the Company and transmitting payment to the tendering shareholders.

In the event of proration, the Company will determine the proration factor and pay for those tendered Shares accepted for payment as soon as practicable after the Expiration Date; however, the Company does not expect to be able to announce the final results of any proration and commence payment for Shares purchased until approximately seven NASDAQ trading days after the Expiration Date.  Certificates for all Shares tendered and not purchased, including Shares not purchased due to proration, will be returned (or, in the case of Shares tendered by book-entry transfer, such Shares will be credited to the account maintained with the Book-Entry Transfer Facility by the participant therein that so delivered such Shares) to the tendering shareholder as promptly as practicable after the Expiration Date without expense to the tendering shareholders.  Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment.  In addition, if certain events occur, the Company may not be obligated to purchase Shares pursuant to the Tender Offer.  See Section 6.

The Company will pay or cause to be paid all stock transfer taxes, if any, payable on the transfer to it of Shares purchased pursuant to the Tender Offer.  If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Tender Offer) if unpurchased Shares are to be registered in the name of, any person other than the registered holder(s), or if tendered certificates are registered in the name of any person other than the person(s) signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder(s) or such other person or otherwise) payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption there from, is submitted.  See the Instructions in of the Letter of Transmittal.

The Company may be required to withhold and remit to the IRS a portion of the gross proceeds, at the applicable withholding rate, paid to any tendering shareholder or other payee that fails to complete fully, sign, and return to the Depositary the substitute Form W-9 included in the Letter of Transmittal.  See Section 3.  See Section 13 regarding United States federal income tax consequences for foreign shareholders.

6.	Conditions of the Tender Offer

Notwithstanding any other provision of the Tender Offer, we will not be required to accept for payment, purchase or pay for any shares tendered, and may terminate or amend the Tender Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares tendered, subject to Rule 13e-4(f)(5) under the Exchange Act (which requires that the issuer making the tender offer shall either pay the consideration offered or return tendered securities promptly after the termination or withdrawal of the tender offer), if at any time prior to the Expiration Time (whether any shares have theretofore been accepted for payment) any of the following events has occurred (or shall have been reasonably determined by us to have occurred) that, in our reasonable judgment and regardless of the circumstances giving rise to the event or events (other than any such event or events that are proximately caused by our action or failure to act), make it inadvisable to proceed with the Tender Offer or with acceptance for payment:

There has occurred any change in the general political, market, economic or financial conditions, domestically or internationally, that is reasonably likely to materially and adversely affect our business or the trading in the shares, including, but not limited to, the following:

•   any general suspension of, or general limitation on prices for, or trading in, securities on any national securities exchange in the United States or in the over-the-counter market;

•   a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States or any limitation (whether or not mandatory) by any governmental agency or authority on, or any other event that, in our reasonable judgment, could reasonably be expected to adversely affect, the extension of credit by banks or other financial institutions in the United States;

•   a decrease in excess of 10% in the market price for the shares or in the Dow Jones Industrial Average, NASDAQ Composite Index or the S&P 500 Composite Index; or

•   legislation amending the Code (as defined in Section 14) having been passed by either the U.S. House of Representatives or the Senate or being pending before the U.S. House of Representatives or the Senate or any committee thereof, the effect of which, in our reasonable judgment, would be to change the tax consequences of the transaction contemplated by the Tender Offer in any manner that would adversely affect us or any of our affiliates;

•   there has been instituted, threatened, or been pending any action, proceeding, application or counterclaim by or before any court or governmental, administrative or regulatory agency or authority, domestic or foreign, or any other person or tribunal, domestic or foreign, which:

•   challenges or seeks to challenge, restrain, prohibit or delay the making of the Tender Offer, the acquisition by us of the shares in the Tender Offer, or any other matter relating to the Tender Offer, or seeks to obtain any material damages or otherwise relating to the transactions contemplated by the Tender Offer;

•   seeks to make the purchase of, or payment for, some or all of the shares pursuant to the Tender Offer illegal or results in a delay in our ability to accept for payment or pay for some or all of the shares; or

•   seeks to impose limitations on our ability (or any affiliate of ours) to acquire the shares or otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us, our subsidiaries and our affiliates, taken as a whole, or the value of the shares;

•   any action has been taken or any statute, rule, regulation, judgment, decree, injunction or order (preliminary, permanent or otherwise) has been proposed, sought, enacted, entered, promulgated, enforced or deemed to be applicable to the Tender Offer or us or any of our subsidiaries or affiliates by any court, government or governmental agency or other regulatory or administrative authority, domestic or foreign, which, in our reasonable judgment:

•   indicates that any approval or other action of any such court, agency or authority may be required in connection with the Tender Offer or the purchase of shares thereunder;

•   could reasonably be expected to prohibit, restrict or delay consummation of the Tender Offer; or

•   otherwise could reasonably be expected to materially adversely affect the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses or results of operations of us, our subsidiaries and our affiliates, taken as a whole;

•   a tender or exchange offer for any or all of our outstanding shares (other than this Tender Offer), or any merger, acquisition, business combination or other similar transaction with or involving us or any subsidiary, has been proposed, announced or made by any person or entity or has been publicly disclosed;

•   we learn that any entity, “group” (as that term is used in Section 13(d) (3) of the Exchange Act) or person has acquired or proposes to acquire beneficial ownership of more than 5% of our outstanding shares, whether through the acquisition of stock, the formation of a group, the grant of any option or right, or otherwise (other than anyone that publicly disclosed such ownership in a filing with the SEC on or before August 18, 2008);

•   any change (or condition, event or development involving a prospective change) in the business, properties, assets, liabilities, capitalization, shareholders’ equity, financial condition, operations, licenses, results of operations or prospects of us or any of our subsidiaries or affiliates, that, in our reasonable judgment, does or is reasonably likely to have a materially adverse effect on us, our subsidiaries and our affiliates, taken as a whole, or we have become aware of any fact that, in our reasonable judgment, does or is reasonably likely to have a material adverse effect on the value of the shares;

•   any approval, permit, authorization, favorable review or consent of any governmental entity required to be obtained in connection with the Tender Offer has not been obtained on terms satisfactory to us in our reasonable discretion; or

•   we determine that the consummation of the Tender Offer and the purchase of the shares are reasonably likely to:

➢	cause the shares to be held of record by less than 300 persons; or
➢	cause the shares to be delisted from NASDAQ or to be eligible for deregistration under the Exchange Act.

The conditions referred to above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions (other than conditions that are proximately caused by our action or failure to act), and may be waived by us, in whole or in part, at any time and from time to time in our reasonable discretion before the Expiration Time.  Our failure at any time to exercise any of the foregoing rights will not be deemed a waiver of any right, and each such right will be deemed an ongoing right that may be asserted at any time and from time to time prior to the Expiration Time.  Any determination by us concerning the events described above will be final and binding on all parties.

7.	Price Range of the Shares

The shares are listed and traded on NASDAQ under the symbol “CLRO.”  Prior to August 14, 2007, the Shares were traded on the OTC Bulletin Board under the symbol “CLRO.OB.”  Prior to August 28, 2006, the Shares were traded on the National Quotation Bureau’s Pink Sheets under the symbol “CLRO.”  The following table sets forth, for each of the periods indicated, the high and low sales prices per share as reported by NASDAQ, OTC and Pink Sheets based on published financial sources (rounded to the nearest $0.01):

	High	Low
Fiscal year ended June 30, 2007:
1st Quarter	$4.00	$3.00
2nd Quarter	4.35	3.20
3rd Quarter	6.70	4.02
4th Quarter	6.60	4.60

Fiscal year ended June 30, 2008
1st Quarter	7.25	4.40
2nd Quarter	7.42	5.00
3rd Quarter	5.81	4.50
4th Quarter	5.07	3.66

Fiscal year ending June 30, 2009
1st Quarter (through August 8, 2008)	4.00	3.10

On August 8, 2008, the last full NASDAQ trading day prior to announcement of the Tender Offer, the closing per Share sales price as reported by NASDAQ was $3.74. The Company urges shareholders to obtain current market quotations for the Shares.

The Company has not paid a cash dividend on its common stock.  The Company’s dividend policy will be reviewed by the Board at such future times as may be appropriate in light of relevant factors at such times.  The Company does not expect to pay cash dividends in the foreseeable future.

8.	Source and Amount of Funds

Assuming that the maximum of 2,000,000 shares are tendered in the Tender Offer at the maximum purchase price of $5.00 per share, the aggregate purchase price will be approximately $10 million.  We anticipate that we will pay for the shares tendered in the Tender Offer, as well as paying related fees and expenses, from our cash and investments.

9.	Information About ClearOne Communications

ClearOne is an audio conferencing products company.  We develop, manufacture, market, and service a comprehensive line of audio conferencing products, which range from personal conferencing products to tabletop conferencing phones to professionally installed audio systems.  We also manufacture and sell conferencing furniture.  We have a strong history of product innovation and plan to continue to apply our expertise in audio engineering to developing innovative new products.  We believe the performance and reliability of our high-quality audio products create a natural communications environment, which saves organizations of all sizes time and money by enabling more effective and efficient communication.

Our products are used by organizations of all sizes to accomplish effective group communication.  Our end-users range from some of the world’s largest and most prestigious companies and institutions to small and medium-sized businesses, educational institutions, and government organizations.  We sell our products to these end-users primarily through a network of independent distributors that in turn sell our products to dealers, systems integrators, and value-added resellers.  The Company also sells products on a limited basis directly to dealers, systems integrators, value-added resellers, and end-users.

Where You Can Find More Information.  We are subject to the informational filing requirements of the Exchange Act, and, accordingly, are obligated to file reports, statements and other information with the SEC relating to our business, financial condition and other matters.  Information, as of particular dates, concerning directors and officers, their remuneration, options and other stock awards granted to them, the principal holders of our securities and any material interest of these persons in transactions with us is required to be disclosed in proxy statements distributed to our shareholders and filed with the SEC.  We also have filed an Issuer Tender Offer Statement on Schedule TO with the SEC that includes additional information relating to the Tender Offer.

These reports, statements and other information can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549.  Copies of this material may also be obtained by mail, upon payment of the SEC’s customary charges, from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549.  The SEC also maintains a web site on the Internet at http://www.sec.gov that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC.

Incorporation by Reference.  The rules of the SEC allow us to “incorporate by reference” information into this Offer to Purchase, which means that we can disclose important information to you by referring you to another document filed separately with the SEC.  The Tender Offer incorporates by reference the documents listed below, including the financial statements and the notes related thereto contained in those documents that have been previously filed with the SEC.  These documents contain important information about us.

SEC Filings	Period or Date Filed

Annual Report on Form 10-K	Fiscal year ended June 30, 2007

Quarterly Reports on Form 10-Q	Fiscal quarter ended September 30, 2007

Fiscal quarter ended December 31, 2007

Fiscal quarter ended March 31, 2008

Current Reports on Form 8-K
Filed on July 6, 2007, July 10, 2007, July 27, 2007, August 2, 2007, August 13, 2007, August 17, 2007, September 4, 2007, October 29, 2007, November 1, 2007, November 21, 2007, January 3, 2008, January 24, 2008, January 30, 2008, February 11, 2008, March 6, 2008, March 17, 2008, March 18, 2008, March 31, 2008, April 29, 2008, May 6, 2008, June 10, 2008 and August 5, 2008

You can obtain any of the documents incorporated by reference in this Offer to Purchase from us or from the SEC’s web site at the address described above.  Documents incorporated by reference are available from us without charge, excluding any exhibits to those documents.  You may request free copies of these filings by writing or telephoning us at the following address: Investor Relations Department, ClearOne Communications, Edgewater Corporate Park South Tower, 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116; Toll Free: (800) 945-7730; Email: investor_relations@clearone.com.  You may also review and/or download free copies of these filings at our website at www.clearone.com.  We are not incorporating the contents of our website into this Offer to Purchase and information contained on our website is not part of this Tender Offer.

10.	Interest of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares

As of August 8, 2008, there were 10,229,035 shares of our Common Stock issued and outstanding.  The 2,000,000 shares we are offering to purchase in the Tender Offer represent approximately 20% of the total number of issued and outstanding shares as of August 8, 2008.

As of August 8, 2008, our directors, executive officers and individuals known to the Company to be beneficial owners of more than 5% of any class of the Company’s voting securities (“beneficial owners”), as a group (8 persons) beneficially owned an aggregate of approximately 2,638,000 shares, representing approximately 24% of the total number of outstanding shares.  Our beneficial owners have advised us that they do not intend to tender any of their shares in the Tender Offer.  Accordingly, assuming we purchase 2,000,000 shares in the Tender Offer, the Tender Offer will increase the proportional holdings of such beneficial owners to approximately 29%.  However, our beneficial owners may, in compliance with stock ownership guidelines and applicable law, sell their shares in open market transactions at prices that may or may not be more favorable than the purchase price to be paid to our shareholders in the Tender Offer.

The aggregate number and percentage of shares of our Common Stock that were beneficially owned by our beneficial owners, as of August 8, 2008, were as set forth in the table below.  Assuming we purchase an aggregate of 2,000,000 shares in the Tender Offer, and no director or executive officer tenders any shares in the Tender Offer, the percentage beneficial ownership of each director and executive officer after the Tender Offer will be approximately as set forth in the table below.

The following table identifies the aggregate number and percentage of the common stock owned by each of CLRO’s current directors and executive officers, as well as the amount each of these persons will own after the offering, assuming exercise of all vested options.  Unless otherwise indicated, the address of all of the following persons is 5225 Wiley Post Way, Suite 500, Salt Lake City, Utah 84116.

	As of August 8, 2008		Percentage
	Amount of Beneficial Ownership	Percent Owned	Owned After Tender Offer (with above stated assumptions)
Beneficial Owners

Edward Dallin Bagley (2)	1,745,301	15.9%	19.5%
Brad R. Baldwin (3)	227,666	2.1%	2.5%
Tracy A. Bathurst (4)	107,443	1.0%	1.2%
Zee Hakimoglu (5)	330,020	3.0%	3.7%
Larry R. Hendricks (6)	56,000	0.5%	0.6%
Scott M. Huntsman (7)	55,000	0.5%	0.6%
Greg A. LeClaire(8)	62,988	0.6%	0.7%
Marthes Solamuthu (9)	53,315	0.5%	0.6%
Beneficial Owners
as a Group (8 people)	2,637,733	24.1%	29.4%

[1]
 For each individual included in the table, the calculation of percentage of beneficial ownership is based on 10,965,371 shares of common stock outstanding as of August 8, 2008 including shares of common stock that could be acquired by the individual within 60 days of August 8, 2008, upon the exercise of options or otherwise.

[2]	Includes options to purchase 45,084 shares that are exercisable within 60 days after August 8, 2008.

[3]
Includes 88,666 shares held in the Baldwin Family Trust; 9,000 shares owned directly, which are held in an IRA under the name of Mr. Baldwin; and options to purchase 130,000 shares that are exercisable within 60 days after August 8, 2008.

[4]	Includes options to purchase 107,443 shares that are exercisable within 60 days after August 8, 2008.

[5]	Includes options to purchase 304,166 shares that are exercisable within 60 days after August 8, 2008.

[6]	Includes options to purchase 55,000 shares that are exercisable within 60 days after August 8, 2008.

[7]	Includes options to purchase 55,000 shares that are exercisable within 60 days after August 8, 2008.

[8]	Includes options to purchase 32,083 shares that are exercisable within 60 days after August 8, 2008.

[9]	Includes options to purchase 52,777 shares that are exercisable within 60 days after August 8, 2008.

The Company has been advised that none of its directors or executive officers intends to tender any Shares pursuant to the Tender Offer.

Stock Purchase Plan.  We have an employee stock purchase plan for all eligible employees.  Under the Stock Purchase Plan, the Company will contribute one share of Common Stock into the individual accounts of Participants, at no cost, for each nine shares of Common Stock purchased by such Participant under the Plan.

Recent Securities Transactions.  Based on our records and on information provided to us by our directors, executive officers, affiliates, and subsidiaries, none of our directors, executive officers, affiliates or subsidiaries have effected any transactions involving shares of our Common Stock during the 60 days prior to August 8, 2008, except as follows:

•	Customary and ongoing purchases of shares through our Stock Purchase Plan authorized by the Board:

Date	Share Purchases	Avg. Price Per Share
6/10/2008	50,000	4.145

•
Zeynep Hakimoglu acquired the following shares of CLRO under the Company’s Employee Stock Purchase Plan: (i) July 31, 2008 Zeynep Hakimoglu acquired 471 shares at a price per share of $3.6268; (ii) June 30, 2008, Zeynep Hakimoglu acquired 430 shares at a price per share of $3.975; (iii) May 30, 2008, Zeynep Hakimoglu acquired 419 shares at a price per share of $4.08.

•
Greg LeClaire acquired the following shares of CLRO under the Company’s Employee Stock Purchase Plan: (i) July 31. 2008, Greg LeClaire acquired 353 shares at a price per share of $3.6268; (ii) June 30, 2008, Greg LeClaire acquired 323 shares at a price per share of $3.975; (iii) May 30, 2008, Greg LeClaire acquired 314 shares at a price per share of $4.08.

•	No stock options were granted to our directors and/or executive officers within the last 60 days.

Except as otherwise described herein and for the outstanding stock options, stock awards and other restricted equity interests granted to our directors, executive officers and other employees pursuant to our various Stock Option Plans, which are described in Note 11 to the financial statements contained in our Annual Report on Form 10-K for the year ended June 30, 2007, which descriptions are incorporated herein by reference, neither we nor, to the best of our knowledge, any of our affiliates, directors or executive officers, is a party to any agreement, arrangement, understanding or relationship, whether or not legally enforceable, with any other person, relating, directly or indirectly, to the Tender Offer or with respect to any of our securities, including, but not limited to, any agreement, arrangement, understanding or relationship concerning the transfer or the voting of our securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

11.	Effects of the Tender Offer on the Market for Shares; Registration under the Exchange Act

The purchase by us of shares in the Tender Offer will reduce the number of shares that might otherwise be traded publicly and is likely to reduce the number of shareholders.  However, we believe that there will be a sufficient number of shares outstanding and publicly traded following completion of the Tender Offer to ensure a continued trading market for the shares.  Based upon published guidelines of NASDAQ, we do not believe that our purchase of shares in the Tender Offer will cause the remaining outstanding shares to be delisted from NASDAQ.  The Tender Offer is conditioned upon there not being any reasonable likelihood, in our reasonable judgment, that the consummation of the Tender Offer and the purchase of shares will cause the shares to be delisted from NASDAQ.  See Section 6.

 Shares the Company acquires pursuant to the Tender Offer will be returned to the status of authorized but unissued shares and will be available for the Company to issue without further shareholder action (except as may be required by applicable law or the rules of NASDAQ or any securities exchange on which the Shares are listed) for purposes including the acquisition of other businesses, the raising of additional capital for use in the Company’s business and the satisfaction of obligations under existing or future stock option and employee benefit plans. CLRO has no current plans for issuance of the Shares repurchased pursuant to the Tender Offer.

The Shares are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its shareholders and the SEC and comply with the SEC’s proxy rules in connection with meetings of the Company’s shareholders.  The Company believes that its purchase of Shares pursuant to the Tender Offer will not result in the Shares becoming eligible for deregistration under the Exchange Act.

12.	Legal Matters; Regulatory Approvals

We are not aware of any license or regulatory permit that is material to our business that might be adversely affected by our acquisition of shares as contemplated by the Tender Offer or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic, foreign or supranational, that would be required for the acquisition of shares by us as contemplated by the Tender Offer.  Should any such approval or other action be required, we presently contemplate that we will seek that approval or other action where practicable within the period contemplated by the Tender Offer.  We are unable to predict whether we will be required to delay the acceptance for payment of or payment for shares tendered in the Tender Offer pending the outcome of any such matter.  There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial cost or conditions or that the failure to obtain the approval or other action might not result in adverse consequences to our business or financial condition.

13.	United States Federal Income Tax Consequences

The following describes material United States federal income tax consequences relevant to the Tender Offer for U.S. Holders (as defined below).  This discussion is based upon the Internal Revenue Code of 1986, as amended (the “Code”) existing and proposed Treasury Regulations, administrative pronouncements and judicial decisions.

This discussion deals only with shareholders that hold their shares as capital assets.  This discussion does not deal with all tax consequences that may be relevant to all categories of holders (such as dealers in securities, foreign currencies, or commodities, traders in securities that elect to mark their holdings to market, financial institutions, regulated investment companies, real estate investment trusts, holders whose functional currency is not the United States dollar, insurance companies, tax-exempt organizations, foreign persons, holders with shares received through the exercise of qualified incentive stock options, holders that may be subject to the alternative minimum tax or personal holding company provisions of the Code, or holders that hold shares as part of a hedging, integrated, conversion or constructive sale transaction or as a position in a straddle). This discussion does not address the state, local, or foreign tax consequences of participating in the Tender Offer.  Holders of shares should consult their tax advisors as to the particular consequences to them of participation in the Tender Offer.

As used herein, a “U.S. Holder” means a beneficial holder of shares that is for United States federal income tax purposes: (a) an individual citizen or resident of the United States, (b) a corporation, partnership, or other entity created or organized in or under the laws of the United States, any state thereof or the District of Columbia, (c) an estate the income of which is subject to United States federal income taxation regardless of its source, or (d) a trust if either: (A) a United States court is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust or (B) a trust has a valid election in effect to be treated as a United States person under applicable treasury regulations. The term also includes nonresident alien individuals, foreign corporations, foreign partnerships, and foreign estates and trusts (“foreign shareholders”) to the extent that their ownership of the shares is effectively connected with the conduct of a trade or business within the United States, as well as certain former citizens and residents of the United States that, under certain circumstances, are taxed on income from U.S. sources as if they were citizens or residents.  It should also be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes.  Such foreign shareholders that are single member non-corporate entities, should consult with their own tax advisors to determine the U.S. federal, state, local, and other tax consequences that may be relevant to them.

FOREIGN SHAREHOLDERS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE UNITED STATES FEDERAL INCOME TAX CONSEQUENCES AND ANY APPLICABLE FOREIGN TAX CONSEQUENCES OF THE TENDER OFFER AND ALSO SHOULD SEE SECTION 3 FOR A DISCUSSION OF APPLICABLE UNITED STATES WITHHOLDING RULES AND THE POTENTIAL FOR OBTAINING A REFUND OF ALL OR A PORTION OF ANY TAX WITHHELD.

If a limited liability company or partnership holds shares, the tax treatment of a member or partner will generally depend upon the status of such person and the activities of the limited liability company or partnership.  A U.S. Holder that is a limited liability company or partnership should consult its own tax advisors regarding the treatment of its members or partners.

Non-Participation in the Tender Offer.  U.S. Holders that do not participate in the Tender Offer will not incur any tax liability as a result of the consummation of the Tender Offer.

Exchange of Shares Pursuant to the Tender Offer.  An exchange of shares for cash pursuant to the Tender Offer will be a taxable transaction for United States federal income tax purposes.  A U.S. Holder that participates in the Tender Offer will be treated, depending on such U.S. Holder’s particular circumstances, either as recognizing gain or loss from the disposition of the shares or as receiving a dividend distribution from the Company.

Sale or Exchange Treatment.  Under Section 302 of the Code, a U.S. Holder whose shares are exchanged in the Tender Offer will be treated as having sold such U.S. Holder’s shares, and thus will recognize capital gain or loss if the exchange (a) results in a “complete termination” of all such U.S. Holder’s equity interest in the Company, (b) results in a “substantially disproportionate” redemption with respect to such U.S. Holder, or (c) is “not essentially equivalent to a dividend” to the U.S. Holder.  In applying the Section 302 tests, a U.S. Holder must take into account stock that such U.S. Holder constructively owns under attribution rules, pursuant to which the U.S. Holder will be treated as owning Company shares owned by certain family members (except that in the case of a “complete termination” a U.S. Holder may waive, under certain circumstances, attribution from family members) and related entities and Company stock that the U.S. Holder has the right to acquire by exercise of an option.

An exchange results in a “complete termination” of a U.S. Holder’s equity interest in the Company if all of the shares that are owned or deemed owned by the U.S. Holder are exchanged in the Tender Offer.

An exchange of shares for cash will be a “substantially disproportionate” redemption with respect to a U.S. Holder if (i) the percentage of the then-outstanding voting shares owned or deemed owned by such U.S. Holder in the Company immediately after the exchange is less than 80% of the percentage of shares owned or deemed owned by such U.S. Holder in the Company immediately before the exchange.

If an exchange of shares for cash in the Tender Offer does not qualify as a “complete termination” of the U.S. Holder’s interest in the Company and also fails to satisfy the “substantially disproportionate” test, the U.S. Holder nonetheless may satisfy the “not essentially equivalent to a dividend” test.  An exchange of shares for cash will satisfy the “not essentially equivalent to a dividend” test if it results in a “meaningful reduction” of the U.S. Holder’s equity interest in the Company.  The Internal Revenue Service (the “IRS”) has indicated in a published revenue ruling that an exchange of shares for cash that results in a reduction of the proportionate equity interest in the Company of a U.S. Holder whose relative equity interest in the Company is minimal (an interest of less than one percent should satisfy this requirement) and that does not exercise any control over or participate in the management of the Company’s corporate affairs should be treated as “not essentially equivalent to a dividend.” A U.S. Holder should consult its tax advisor regarding the application of the rules of Section 302 in such U.S. Holder’s particular circumstances.

If a U.S. Holder is treated as recognizing gain or loss from the disposition of such U.S. Holder’s shares for cash, such gain or loss will be equal to the difference between the amount of cash received and such U.S. Holder’s adjusted tax basis in the shares exchanged therefore.  Any such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the U.S. Holder has held the shares for more than one year as of the date of the exchange.  Specific limitations may apply to the deductibility of capital losses by U.S. Holders.

Dividend Treatment.  If a U.S. Holder does not meet the requirements of Section 302 of the Code, the exchange of the U.S. Holder’s shares by the Company in the Tender Offer will not be treated as a sale or  exchange under Section 302 of the Code with respect to the U.S. Holder.  Instead, the cash received by such U.S. Holder pursuant to the exchange will be treated as a dividend to the extent of the portion of the Company’s current and accumulated earnings and profits allocable to such shares.  To the extent that amounts received pursuant to the Tender Offer exceed a U.S. Holder’s allocable share of the Company’s current and accumulated earnings and profits, the distribution will first be treated as a non-taxable return of capital, causing a reduction in the adjusted tax basis of such U.S. Holder’s shares, and any amounts in excess of the U.S. Holder’s adjusted tax basis will constitute capital gain.  Any remaining adjusted tax basis in the shares tendered will be transferred to any remaining shares held by such U.S. Holder.  The amount of the current and accumulated earnings and profits of the Company has not been established.

Provided certain holding period requirements are satisfied, non-corporate holders generally will be subject to United States federal income tax at a maximum rate of 15% on amounts treated as dividends, i.e., the entire amount of cash received without reduction for the tax basis of the shares exchanged.

To the extent that cash received in exchange for shares is treated as a dividend to a corporate U.S. Holder, (i) it will be eligible for a dividends-received deduction (subject to applicable limitations) to the extent of the earnings and profits of the Company and (ii) it will be subject to the “extraordinary dividend” provisions of Section 1059 of the Code.  Corporate U.S. Holders should consult their tax advisors concerning the availability of the dividends-received deduction and the application of the “extraordinary dividend” provisions of the Code in their particular circumstances.

We cannot predict whether or the extent to which the Tender Offer will be oversubscribed.  If the Tender Offer is oversubscribed, proration of tenders pursuant to the Tender Offer will cause the Company to accept fewer shares than are tendered.  Therefore, a U.S. Holder can be given no assurance that a sufficient number of such U.S. Holder’s shares will be purchased pursuant to the Tender Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for United States federal income tax purposes pursuant to the rules discussed above.

See Section 3 with respect to the application of United States federal income tax withholding and backup withholding.

THE FEDERAL TAX DISCUSSION SET FORTH ABOVE MAY NOT BE APPLICABLE DEPENDING UPON A HOLDER’S PARTICULAR SITUATION.  HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS CONCERNING THE TAX IMPLICATIONS OF THE TENDER OFFER UNDER APPLICABLE FEDERAL, STATE, OR LOCAL LAWS.  FOREIGN SHAREHOLDERS SHOULD ALSO CONSULT THEIR OWN TAX ADVISORS REGARDING THE TAX CONSEQUENCES UNIQUE TO HOLDERS THAT ARE NOT U.S. PERSONS.

14.	Extension of the Tender Offer; Termination; Amendment

The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to extend the period  during which the Tender Offer is open and thereby delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement thereof.  The Company also expressly reserves the right, in its sole discretion, to terminate the Tender Offer and not accept for payment or pay for any Shares not theretofore accepted for payment or paid for or, subject to applicable law, to postpone payment for Shares upon the occurrence of any of the conditions specified in Section 6 hereof by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof.  The Company’s reservation of the right to delay payment for Shares that it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the Shares tendered promptly after termination or withdrawal of a tender offer.  Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 6 shall have occurred or shall be deemed by the Company to have occurred, to amend the Tender Offer in any respect (including by decreasing or increasing the consideration offered in the Tender Offer to holders of Shares or by decreasing or increasing the number of Shares being sought in the Tender Offer).  Amendments to the Tender Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., eastern time, on the next business day after the last previously scheduled or announced Expiration Date.  Any public announcement made pursuant to the Tender Offer will be disseminated promptly to shareholders in a manner reasonably designed to inform shareholders of such change.  Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a release to the Dow Jones News Service.

If we materially change the terms of the Tender Offer or the information concerning the Tender Offer, we will extend the Tender Offer to the extent required by Rules 13e-4(e)(3) and 13e-4(f)(1) promulgated under the Exchange Act.  These rules and certain related releases and interpretations of the SEC provide that the minimum period during which a tender offer must remain open following material changes in the terms of the Tender Offer or information concerning the Tender Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information; however, in no event will the Tender Offer remain open for fewer than five business days following such a material change in the terms of, or information concerning, the Tender Offer. If (1)(i) we increase or decrease the price to be paid for shares, (ii) decrease the number of shares being sought in the Tender Offer, or (iii) increase the number of shares being sought in the Tender Offer by more than 2% of our outstanding shares and (2) the Tender Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that such notice of an increase or decrease is first published, sent or given to shareholders in the manner specified in this Section 14, the Tender Offer will be extended until the expiration of such ten business day period.

15.	Fees and Expenses

The Company has retained American Stock Transfer and Trust Company to act as Depositary.  The Depositary, will receive approximately $30,000 as compensation for its services.  In addition, the Company estimates approximately an additional $25,000 for administrative expenses including legal services and mailing costs in connection with the Tender Offer.

The Company may retain an Information Agent to contact shareholders by mail, telephone, telegraph, and personal interviews and to request brokers, dealers and other nominee shareholders to forward materials relating to the Tender Offer to beneficial owners.  The Depositary will receive reasonable and customary compensation for its services as such, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Tender Offer, including certain liabilities under the federal securities laws.  The Depositary has not been retained to make solicitations or recommendations in connection with the Tender Offer.

The Company will not pay fees or commissions to any broker, dealer, or other person for soliciting tenders of Shares pursuant to the Tender Offer.  The Company will, however, upon request through the Depositary or the Company, reimburse brokers, dealers, and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Tender Offer and related materials to the beneficial owners of Shares held by any such person as a nominee or in a fiduciary capacity.  No broker, dealer, commercial bank, or trust company has been authorized to act as the agent of the Company for purposes of the Tender Offer.

The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of Shares except as otherwise provided in the instruction included in the Letter of Transmittal.

16.	Miscellaneous

Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC an Issuer Tender Offer Statement on Schedule TO, which contains additional information with respect to the Tender Offer.  The Schedule TO, including the exhibits and any amendments and supplements thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 9 with respect to information concerning us.

Our Board of Directors has authorized an ongoing share repurchase program for the purchase of up to an additional $1 million of shares which expires in August 2008.  Rule 13e-4(f) under the Exchange Act prohibits us from purchasing any shares, other than in the Tender Offer until at least 10 business days after the Expiration Time.  Accordingly, any additional purchases outside the Tender Offer may not be consummated until at least 10 business days after the Expiration Time.

This Offer to Purchase and the Letter of Transmittal do not constitute an offer to purchase securities in any jurisdiction in which such offer is not permitted or would not be permitted.  If we become aware of any jurisdiction where the making of the Tender Offer or the acceptance of shares pursuant thereto is not in compliance with applicable law, we will make a good faith effort to comply with the applicable law where practicable.  If, after such good faith effort, we cannot comply with the applicable law, the Tender Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares in such jurisdiction.

You should only rely on the information contained in this Offer to Purchase or to which we have referred to you.  We have not authorized any person to make any recommendation on behalf of us as to whether you should tender or refrain from tendering your shares in the Tender Offer.  We have not authorized any person to give any information or to make any representation in connection with the Tender Offer other than those contained in this Offer to Purchase or in the Letter of Transmittal.  If anyone makes any recommendation, gives you any information or makes any representation, you must not rely upon that recommendation, information or representation as having been authorized by us, the Dealer Managers, the Depositary or the Information Agent.

ClearOne Communications, Inc.

August 18, 2008

The Letter of Transmittal, certificates for shares and any other required documents should be sent or delivered by each shareholder of the Company or his or her bank, broker, dealer, trust company or other nominee to the Depositary as follows:

The Depositary for the Tender Offer is:

By Mail or Overnight Courier:	By Hand:

American Stock Transfer & Trust	American Stock Transfer & Trust
Company	Company
Operations Center	Attn: Reorganization Department
Attn: Reorganization Department	59 Maiden Lane
6201 15th Avenue	Concourse Level
Brooklyn, NY 11219	New York, NY 10038

For assistance call (877) 248-6417 or (718) 921-8317

Delivery of the Letter of Transmittal to an address other than as set forth above will not constitute a valid delivery to the Depositary.

Additional copies of the Offer to Purchase, the Letter of Transmittal or other tender offer materials may be obtained from the Company and will be furnished at the Company’s expense.  Questions and requests for assistance may be directed to the Company as set forth below.  Shareholders may also contact their local broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Tender Offer.

ClearOne Communications, Inc.
Greg A. LeClaire, Chief Financial Officer
Edgewater Corporate Park South Tower
5225 Wiley Post Way, Suite 500
Salt Lake City, Utah 84116

Banks and Brokers Call:   (801) 303-3555
All Others Call Toll Free: (800) 945-7730